Exhibit 99.2

PRELIMINARY PROXY CARD
PRESTIGE WEALTH INC.

盛德財富有限公司

PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on December 29, 2023: The Proxy Statement and Annual Report to Shareholders are available on December 13, 2023.

The undersigned hereby appoints Hongtao Shi and Ngat Wong individually, each with full power of substitution, as proxy of the undersigned to attend the Extraordinary General Meeting of Shareholders (the “EGM”) of PRESTIGE WEALTH INC., to be held on December 29, 2023 at 10:00 a.m. local time at Suite 3201, Champion Tower, 3 Garden Road, Central, Hong Kong, and any postponement or adjournment thereof, and to vote as if the undersigned were then and there personally present on all matters set forth in the Notice of EGM, dated December 13, 2023 (the “Notice”), a copy of which has been received by the undersigned, as follows:

1.	RESOLVED AS AN ORDINARY RESOLUTION, that the Company’s authorized share capital be increased from US$100,000 divided into 160,000,000 ordinary shares of par value US$0.000625 each, to US$1,000,000 divided into 1,600,000,000 ordinary shares of par value US$0.000625 each.

For ☐	Against ☐	Abstain ☐

2.	RESOLVED AS A SPECIAL RESOLUTION, that (a) the currently issued 9,150,000 ordinary shares of par value of US$0.000625 each in the Company be and are re-designated and re-classified into Class A ordinary shares of par value US$0.000625 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis, and (b) the remaining authorized but unissued ordinary shares of par value of US$0.000625 each in the Company be and are re-designated and re-classified into (i) 1,430,850,000 Class A Ordinary Shares on a one for one basis and (ii) 160,000,000 Class B ordinary shares of par value US$0.0001 each with 20 votes per share (“Class B Ordinary Shares”) on a one for one basis.

For ☐	Against ☐	Abstain ☐

3.	RESOLVED AS A SPECIAL RESOLUTION, that the Amended M&A, a copy of which is attached to the proxy statement as Appendix A, be adopted as the new memorandum and articles of association of the Company, in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect.

For ☐	Against ☐	Abstain ☐

4.	RESOLVED AS A SPECIAL RESOLUTION, that 5,135,788.8 Class A Ordinary Shares held by PRESTIGE FINANCIAL HOLDINGS GROUP LIMITED be repurchased out of the proceeds of the fresh issuance of 5,135,788.8 Class B Ordinary Shares to PRESTIGE FINANCIAL HOLDINGS GROUP LIMITED made for the purposes of the repurchase, and such issuance of 5,135,788.8 Class B Ordinary Shares to PRESTIGE FINANCIAL HOLDINGS GROUP LIMITED made for the purposes of the repurchase be and is hereby approved.

For ☐	Against ☐	Abstain ☐

NOTE: IN HIS DISCRETION, THE PROXY HOLDER IS AUTHORIZED TO VOTE UPON SUCH OTHER MATTER OR MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING AND ANY ADJOURNMENT(S) THEREOF.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFIC INDICATION ABOVE. IN THE ABSENCE OF SUCH INDICATION, THIS PROXY WILL BE VOTED FOR THE PROPOSALS AND, AT THE DISCRETION OF THE PROXY HOLDER, ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY POSTPONEMENT OR ADJOURNMENT THEREOF.

Dated:

Signature of Shareholder

PLEASE PRINT NAME

Certificate Number(s)

Total Number of Shares Owned

Sign exactly as your name(s) appears on your share certificate(s). A corporation is requested to sign its name by its President or other authorized officer, with the office held designated. Executors, administrators, trustees, etc., are requested to so indicate when signing. If a share certificate is registered in two names or held as joint tenants or as community property, both interested persons should sign.

PLEASE COMPLETE THE FOLLOWING:

I plan to attend the Annual Meeting (Circle one): Yes            No

Number of attendees: ____________

PLEASE NOTE:

SHAREHOLDER SHOULD SIGN THE PROXY PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE TO ENSURE THAT IT IS RECEIVED BEFORE THE ANNUAL MEETING. PLEASE INDICATE ANY ADDRESS OR TELEPHONE NUMBER CHANGES IN THE SPACE BELOW.